                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                           CROWN MEDIA HOLDINGS, INC.
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  228411  10 4
                                 (CUSIP Number)


                              WILFORD V. BANE, JR.
                   NATIONAL INTERFAITH CABLE COALITION, INC.
                               74 TRINITY PLACE
                           NEW YORK, NEW YORK 10006
                                (212) 406-4121

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                              STEVEN A. HOBBS, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000



                                   MAY 9, 2000
             (Date of event which requires filing of this statement)



|_|   Check box if the filing person has previously filed a statement on
      Schedule 13G to report the acquisition which is the subject of this
      Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                         (Continued on following pages)

-----------------------                                   ---------------
CUSIP No. 228411  10 4              13D                   Page 2
=========================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        NATIONAL INTERFAITH CABLE COALITION, INC.
=========================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)|_|
                                                                  (b)|_|
=========================================================================
  3.    SEC USE ONLY


=========================================================================
  4.    SOURCES OF FUNDS

        OO (See Item 3 below)
=========================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     |_|
=========================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        MARYLAND
========================================================================
                  7.   SOLE VOTING POWER
   NUMBER OF
     UNITS
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ========================================================
                  8.   SHARED VOTING POWER

                       6,338,028
                 ========================================================
                  9.   SOLE DISPOSITIVE POWER


                 ========================================================
                  10.  SHARED DISPOSITIVE POWER

                       6,338,028
=========================================================================
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,338,028
=========================================================================
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                     |_|
=========================================================================
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.6% of Class A Shares of Common Stock
=========================================================================
  14.   TYPE OF REPORTING PERSON
        CO
=========================================================================

-----------------------                                   ---------------------
CUSIP No. 228411  10 4                13D                 Page 3
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        VISN MANAGEMENT CORP.
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)|_|
                                                                       (b)|_|
===============================================================================
  3.    SEC USE ONLY


===============================================================================
  4.    SOURCES OF FUNDS

        OO (See Item 3 below)
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          |_|
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
===============================================================================
                  7.   SOLE VOTING POWER
   NUMBER OF
     UNITS
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ==============================================================
                  8.   SHARED VOTING POWER

                       6,338,028
                 ==============================================================
                  9.   SOLE DISPOSITIVE POWER


                 ==============================================================
                  10.  SHARED DISPOSITIVE POWER

                       6,338,028
===============================================================================
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,338,028
===============================================================================
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
===============================================================================
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.6% of Class A Shares of Common Stock
===============================================================================
  14.   TYPE OF REPORTING PERSON
        CO
===============================================================================

                                  SCHEDULE 13D

ITEM 1            SECURITY AND ISSUER

      The title of the class of equity securities to which this Schedule 13D relates is Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of Crown Media Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6430 S. Fiddlers Green Circle, Englewood, Colorado 80111.

ITEM 2            IDENTITY AND BACKGROUND

      (a) - (c) This Schedule 13D is being filed jointly by National Interfaith Cable Coalition, a Maryland not-for-profit corporation ("NICC"), and VISN Management Corp., a Delaware corporation ("VMC" and together with NICC, the "Reporting Persons").

      NICC is a not-for-profit coalition of 70 faith groups with the purpose of producing religious media projects. The principal offices of NICC are located at 74 Trinity Place, New York, New York 10006.

      VMC is a for-profit wholly-owned subsidiary of NICC originally formed for the purpose of holding interests in Odyssey Holdings, LLC ("Odyssey Holdings") on behalf of NICC and, as a result of the reorganization transactions described in Item 3 below, currently holds shares of the Issuer. The principal offices of VMC are located at 74 Trinity Place, New York, New York 10006.

      Schedule I hereto sets forth the name, residence or business address, present principal occupation or employment of each of the directors or trustees, as applicable, and executive officers of NICC and VMC and the name, principal business and address of any corporation or other organization in which such employment is conducted.

      (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of NICC and VMC.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      VMC acquired 6,338,028 shares of the Class A Common Stock in a reorganization which occurred simultaneously with the consummation of the Issuer's initial public offering (the "IPO"). In the reorganization transactions, VMC contributed its common interests in Odyssey Holdings, representing 22.5% of the outstanding interests of Odyssey Holdings, in exchange for 6,338,028 shares of the Class A Common Stock. The reorganization is described in more detail in Item 4 below.

ITEM 4            PURPOSE OF THE TRANSACTION

      On May 9, 2000, VMC acquired 6,338,028 shares of Class A Common Stock in a reorganization pursuant to a contribution agreement (the "Contribution Agreement"), dated as of January 27, 2000, by and among Hallmark Entertainment, Inc. ("HEI"), Crown Media, Inc., an owner of 22.5% of the outstanding interests of Odyssey Holdings ("Crown"), Liberty Media Corporation ("Liberty"), Vision Group Incorporated, an indirectly wholly-owned subsidiary of Liberty and an owner of 32.5% of the outstanding interests of Odyssey Holdings ("VGI"), VMC, NICC and Chase Equity Associates, L.P. ("Chase"). In the reorganization, which occurred simultaneously with the closing of the IPO, the following transactions occurred:

      - VMC contributed to the Issuer all of its interests in Odyssey Holdings (representing 22.5% of the outstanding interests) in exchange for 6,333,028 shares of Class A Common Stock.

      - HEI contributed to the Issuer all of its interests in Crown (representing 88.9% of the outstanding interests) in exchange for 30,670,422 shares of class B common stock of the Issuer.

      - Liberty contributed to the Issuer all of its interests in VGI in exchange for 9,154,930 shares of Class A Common Stock.

      - Chase contributed to the Issuer all of its interest in Crown (representing 11.1% of the outstanding interests) in exchange for 3,836,620 shares of Class A Common Stock.

      Following the reorganization transactions, Odyssey Holdings is owned 55% by the Issuer, 22.5% by Crown (wholly owned by Issuer), and 22.5% owned by The Jim Henson Company, Inc.

      The preceding summary of certain provisions of the Contribution Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a conformed copy of which is filed as Exhibit 7.2, and which is incorporated herein for reference.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

      (a) - (b) As of May 9, 2000, the Reporting Persons own 6,338,028 shares of Class A Common Stock (the "Securities"). VMC is the direct, beneficial owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, NICC may be deemed to beneficially own the Securities, indirectly through its ownership of all of the issued and outstanding shares of common stock of VMC. NICC has the power to direct the voting and disposition of the Securities as the sole shareholder of VMC. Accordingly, for purposes of this Schedule 13D: (i) VMC is reporting that it shares, indirectly through its ownership of all of the issued and outstanding shares of common stock of VMC, the power to direct the voting and disposition of the total of 6,338,028 shares of Class A Common Stock beneficially owned by it and (ii) NICC is reporting that it shares the power to direct the voting and disposition of the 6,338,028 shares of Class A Common Stock beneficially owned by VMC, representing approximately 21.6% of the shares of Class A Common Stock outstanding (adjusted for the IPO).

      (c) On May 9, 2000, concurrently with the IPO, VMC acquired 6,338,028 shares of the Class A Common Stock in a reorganization. Prior to the reorganization, VMC owned 22.5% of the common interests of Odyssey Holdings which, in the reorganization, were exchanged for shares of the Class A Common Stock.

      (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

      (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      In connection with the reorganization, a stockholders agreement (the "Stockholders Agreement"), dated as of May 9, 2000, by and among HEI, Liberty, VMC and Chase. The Stockholders Agreement provides that the Issuer's Board of Directors consists of not less than 11 directors, with six directors nominated by HEI, one director nominated by each of Liberty, VMC and Chase and two independent directors, who will not be officers or employees of any of the parties or their affiliates, nominated by the Board of Directors. The rights of the parties to nominate a director terminates on the later of (1) such party owning less than 5% of the Issuer's common stock then outstanding or (2) such party ceasing to own at least 75% of the Issuer's common stock that such party owned immediately following the completion of the reorganization.

      The Stockholders Agreement also provides that the Issuer will not enter into any material transactions, except for specified transactions, with any of the other parties or their affiliates involving an aggregate value of (1) $35.0 million or less, unless such transactions are approved by a majority of the Issuer's independent directors, and (2) more than $35.0 million, unless such transactions are approved by a majority of the members of the Issuer's Board of Directors not nominated by the interested party.

      VMC and the other parties to the Stockholders Agreement agree not to transfer any shares of the Issuer's common stock until after 180 days from the completion of the IPO. They also agree not to transfer more than 25% of the Issuer's common stock owned by them immediately following the reorganization until after the second anniversary of the Stockholders Agreement, except to their affiliates, to another party to the Stockholders Agreement or their affiliates, to their executives under a stock-based compensation package, or in a transaction involving a merger, consolidation or business combination with, or sale of all of the Issuer's common stock to, a third party that is not affiliated with the Issuer.

      In addition, the Stockholders Agreement provides that, in the event HEI proposes to transfer 20% or more of the Issuer's outstanding common stock to an unaffiliated third party, each other party to the Stockholders Agreement will have the right to participate on the same terms in that transaction with respect to a proportionate number of such other party's shares.

      Under the Stockholders Agreement, HEI has the right to require the Issuer on four occasions, and VMC, Liberty and Chase, as a group, have the right to require the Issuer on two occasions, to register for sale the shares of the Issuer's common stock they hold, so long as the number of shares they require the Issuer to register in each case is at least 7% of the Issuer's common stock then outstanding. VMC, Liberty and Chase also have an unlimited number of "piggy back" registration rights. Any time the Issuer registers its common stock for sale, they will have the right to include their common stock in that offering and sale.

      Under the Stockholders Agreement, the Issuer also agrees that, for so long as it or any of its affiliates are entitled to have a representative on the Odyssey Holdings governance committee, and VMC and its affiliates either:

      - are entitled to nominate to, or designate a member of, the Issuer's Board of Directors, or

      - beneficially own any preferred interests in Odyssey Holdings (VMC owns a $25.0 million preferred interest in Odyssey Holdings),

      neither the Issuer nor any of its affiliates will, without the consent of the member of the Issuer's Board of Directors nominated by VMC or a representative of NICC, vote in favor of:

      - any specified change in, or action described in, the Odyssey Holdings amended and restated company agreement that relates to VMC's preferred interest in Odyssey Holdings or that relates to VMC's rights to programming on the Odyssey Network or its programming budget;

      - any repayment or redemption of specified equity interests in Odyssey Holdings;

      - any transfer of all of Odyssey Holdings' assets or any business combination involving Odyssey Holdings where Odyssey Holdings is not the surviving entity, unless the transferee assumes specified obligations under the Odyssey Holdings amended and restated company agreement until the later of the fifth anniversary of the IPO or the second anniversary of the transfer or business combination;

      - the dissolution of Odyssey Holdings, except in connection with a complete liquidation;

      - any transfer of all of Odyssey Holdings' assets to, or any business combination involving Odyssey Holdings with, the Issuer or any of its affiliates, or any other material transaction with the Issuer or any of its affiliates, unless the Issuer complies with specified restrictions relating to any financial benefit it receives from the transaction that is more than what it would have received had the transaction been on an arm's-length basis or on commercially reasonable terms;

      - any transfer of all of Odyssey Holdings' assets or any business combination involving Odyssey Holdings where Odyssey Holdings is not the surviving entity, prior to the second anniversary of the IPO; or

      - any amendment to the Odyssey Holdings amended and restated company agreement that would result in none of the Issuer or its affiliates having the right to consent to take any of the actions listed in the above bullet points.

      The Issuer agrees under the Stockholders Agreement not to transfer any of its interests in Odyssey Holdings prior to the second anniversary of the IPO without the consent of VMC or NICC. In addition, it agrees not to transfer any of its interests in Odyssey Holdings after the second anniversary of the IPO unless the transfer is conditioned on the requirement that the transferee assume the Issuer's obligations described above. Under the terms of the Stockholders Agreement, the transferee's obligations will generally expire on the later of
(1) the fifth anniversary of the IPO, (2) the second anniversary of the transfer or (3) the repayment of VMC's preferred interest in Odyssey Holdings, except that the obligations of the transferee will expire upon dissolution of Odyssey Holdings.

      The preceding summary of certain provisions of the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a conformed copy of which is filed as Exhibit 7.3, and which is incorporated herein for reference.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 7.1 Joint Filing Agreement, dated May 19, 2000, between VISN
                        Management Corp. and National Interfaith Cable Coalition, Inc. relating to the filing of a joint statement on Schedule 13D.

            Exhibit 7.2 Contribution Agreement, dated as of January 27, 2000, by and among Hallmark Entertainment, Inc., Crown Media, Inc, Liberty Media Corporation, Visual Group Incorporated, VISN Management Corp., National Interfaith Cable Coalition, Inc. and Chase Equity Associates, L.P. (incorporated by reference to Crown Media Holdings, Inc.'s

                        Amendment No. 1 to Form S-1 Registration Statement, dated March 10, 2000).

            Exhibit 7.3 Stockholders Agreement, dated as of May 9, 2000, by and among Hallmark Entertainment, Inc., Liberty Media Corporation, VISN Management Corp. and Chase Equity Associates, L.P.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 19, 2000


                                    VISN MANAGEMENT CORP.



                                    By: /s/ WILFORD V. BANE, JR.
                                        -------------------------------
                                        Name:  Wilford V. Bane, Jr.
                                        Title: Chairman of the Board of
                                               Directors

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 19, 2000


                                    NATIONAL INTERFAITH CABLE COALITION, INC.



                                    By: /s/ DANIEL P. MATTHEWS
                                        ----------------------------
                                        Name:  Daniel P. Matthews
                                        Title: Chairman of the Board
                                               of Trustees

                                   SCHEDULE I


      Set forth below is the name, the principal business address and the present principal occupation or employment of each director or trustee, as applicable, and executive officer of VMC and NICC. Unless otherwise indicated, all persons identified below are United States citizens.

NAME/PRINCIPAL BUSINESS                           PRESENT OFFICE/PRINCIPAL
ADDRESS                                           OCCUPATION OR EMPLOYMENT
-------                                           ------------------------
VMC
Wilford V. Bane, Jr.                              Chairman of the Board of Directors; Associate General Secretary for
United Methodist Communications                   Public Media: The United Methodist Church
PO Box 320
Nashville, TN 37202

Anthony G. Bosco                                  Director; Bishop: Diocese of Greensburg
Diocese of Greensburg
723 E. Pittsburgh Street
Greensburg, PA 15601

Ann Gillies                                       Vice Chairman of the Board of Directors; Coordinator of Media
Presbyterian Church (U.S.A.)                      Services: Presbyterian Church (U.S.A.)
100 Witherspoon Street
Louisville, KY 40202-1396

Daniel P. Matthews                                Director; Rector: Trinity Church
Trinity Church
74 Trinity Place, 25th Floor
New York, NY 10006

Randy L. Naylor (1)                               Director, Secretary; Director of Communication: National Council of
National Council of Churches                      Churches
475 Riverside Drive, Room 856
New York, NY 10115

Alfred C. Sikes                                   Director; President: Hearst Interactive Media Division, Hearst
The Hearst Corporation                            Communications, Inc.
959 Eighth Avenue, Room 257
New York, NY 10019


NICC

John H. Adams                                     Trustee; Bishop: African Methodist Episcopal Church
African Methodist Episcopal Church
110 Pisgah Church Road
Columbia, SC 29203

H. George Anderson                                Trustee; Reverend: Evangelical Lutheran Church in America
Evangelical Lutheran Church in America
8765 West Higgins Road
Chicago, IL 60631

John Busby                                        Trustee; National Commander: The Salvation Army
The Salvation Army
615 Slaters Lane
Alexandria, VA 22313

Archbishop Demetrios                              Trustee; Archbishop: Greek Orthodox Archdiocese of America
Greek Orthodox Archdiocese of America
8 East 79th Street
New York, NY 10021

Frank T. Griswold III                             Trustee; The Most Reverend: The Episcopal Church
The Episcopal Church
815 Second Avenue
New York, NY 10017

Betty Elam                                        Trustee, Treasurer; Executive Director: The Brauner Foundation, Inc.
Foundation for Minority Interests in Media
250 South End Avenue
New York, NY 10280

Joseph A. Galante                                 Trustee; Bishop: Diocese of Dallas
Diocese of Dallas
3725 Blackburn
Dallas, TX 75219

Ralph W. Hardy, Jr.                               Vice Chairman of the Board of Trustees; Attorney: Dow, Loehnes,
1200 New Hampshire Avenue, NW                     Albertson
Suite 800
Washington, DC 20036-1396

Beverly Judge                                     Vice President
National Interfaith Cable Coalition, Inc.
74 Trinity Place, Suite 1550
New York, NY 10006

Dr. Clifton Kirkpatrick                           Trustee; Stated Clerk: Presbyterian Church (USA)
Presbyterian Church (USA)
100 Witherspoon
Louisville, KY 40202-1396

Daniel P. Matthews                                Chairman of the Board of Trustees; Rector: Trinity Church
Trinity Church
74 Trinity Place, 25th Floor
New York, NY 10006

Rabbi Paul J. Menitoff                            Trustee, Secretary; Executive Vice President: Central Conference of
Central Conference of American Rabbis             American Rabbis
355 Lexington Avenue, 18th Floor
New York, NY 10017

Edward J. Murray                                  President and Chief Executive Officer
National Interfaith Cable Coalition, Inc.
74 Trinity Place, Suite 1550
New York, NY 10006

Dave Pomeroy                                      Trustee; Director of Electronic Communications: National Council of
National Council of Churches                      Churches
475 Riverside Drive, 8th Floor
New York, NY 10115

Nikki Stephanopoulos                              Trustee; Director of Communications: Greek Orthodox Archdiocese of
Greek Orthodox Archdiocese of America             America
8-10 East 79th Street
New York, NY 10021

Robert Thomson                                    Trustee; Management Consultant
5495 Autumn Court
Greenwood Village, CO 80111

Sharon Zimmerman Rader                            Trustee; Bishop: United Methodist Church
United Methodist Church
750 Windsor Street, Suite 303
Sun Prairie, WI 53590

------------------------------
(1) Canadian Citizen